FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: April 27, 2006	/s/ Donat Madilo Donat Madilo Treasurer

NI 43-101 TECHNICAL REPORT,

LUGUSHWA PROJECT,

SOUTH KIVU PROVINCE,

DEMOCRATIC REPUBLIC OF THE CONGO.

Michael B. Skead, P. Geo.

Vice President, Exploration

Banro Corporation

March 30, 2006

Banro Corporation — Lugushwa Mining sarl

TABLE OF CONTENTS

1.0	SUMMARY	1

2.0	INTRODUCTION	4

3.0	PROPERTY DESCRIPTION AND LOCATION	5
	3.1 Location and Area	5
	3.2 Mineral Tenure	5
	3.3 Environmental Liabilities	6

4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	7

5.0	HISTORY	8
	5.1 History of the Property	9
	5.2 Historical Production	9
	5.3 Historical Exploration	10
	5.3.1 Exploration Database	11
	5.3.2 Landsat Imagery	13
	5.4 G20-21 Lugushwa Deposit	14
	5.5 D18-19 Lugushwa Deposit	16
	5.6 G7 Mapale Deposit	18
	5.7 D1 Simali “Filon de Luxe” Deposit	20
	5.8 Previous Mineral Resource and Mineral Reserve Estimates	21

6.0	GEOLOGICAL SETTING	22
	6.1 Regional Geology	22
	6.2 Metallogenic Setting	23
	6.3 Structure	25
	6.4 Local Geology	26

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7.0	DEPOSIT TYPE	27

8.0	MINERALIZATION	29
	8.1 D18-19 Lugushwa Deposit	29
	8.2 G20-21 Lugushwa Deposit	30
	8.3 G7 Mapale Deposit	31
	8.4 D1 Simali “Filon de Luxe” Deposit	33
	8.5 Geological Controls	34

9.0	EXPLORATION	35
	9.1 Gridding and Soil Sampling	36
	9.2 Trenching	37
	9.3 Adit Sampling	39

10.0	DRILLING	40

11.0	SAMPLING METHOD AND APPROACH	41
	11.1 Soil Samples	41
	11.2 Trench and Adit Samples	41

12.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY	42
	12.1 Sample Preparation and Analysis	42
	12.2 Quality Control Procedures	43

13.0	DATA VERIFICATION	44
	13.1 Assessment of Quality Control Data	44
	13.2 Assessment of Project Database	45

14.0	ADJACENT PROPERTIES	46

Banro Corporation — Lugushwa Mining sarl

15.0	MINERAL PROCESSING AND METALLURGICAL TESTS	46

16.0	MINERAL RESOURCE ESTIMATES	47
	16.1 Approach	47
	16.2 Data Quality	49
	16.3 Independent Samples	50
	16.4 Results	51
	16.4.1 D18-19 and G20-21 Lugushwa	51
	16.4.2 G7 Mapale	51
	16.4.3 D1 Simali “Filon de Luxe”	52
	16.5 Mineral Resource Summary	53

17.0	OTHER RELEVANT DATA AND INFORMATION	53

18.0	INTERPRETATION AND CONCLUSIONS	57

19.0	RECOMMENDATIONS	59

20.0	BUDGET	60

21.0	REFERENCES	61

22.0	ACKNOWLEDGEMENTS	62

23.0	DATE AND SIGNATURE PAGE	63

24.0	CERTIFICATE OF QUALIFIED PERSON	64

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LIST OF FIGURES

Figure 1: Location within the African continent	66
Figure 2: Location within the Democratic Republic of Congo	67
Figure 3: Structural Setting of the Kibara Belt in Central Africa	68
Figure 4: Exploitation Permit Locations	69
Figure 5: Plan of the Lugushwa Property	70
Figure 6: Satellite Image of the Lugushwa property Showing Physiography and Vegetation	71
Figure 7: Landsat Image Lugushwa Property (SRK 2005)	72
Figure 8: Interpreted Geology G20-21 Deposit, Lugushwa Property (SRK 2005)	73
Figure 9: Interpreted Geology D18-19 Deposit, Lugushwa Property (SRK 2005)	74
Figure 10: Interpreted Geology G7 Mapale Deposit, Lugushwa Property (SRK 2005)	75
Figure 11: Interpreted Geology D1 Simali Deposit, Lugushwa Property (SRK 2005)	76
Figure 12: Scematic Diagram Showing Possible Structural Controls on Mineralization at Lugushwa	77
Figure 13: Trench Results and Soil Geochemistry, Lugushwa Property	78
Figure 14: ALS Chemex internal duplicate split results	79
Figure 15a: Scatter plot – SGS v. ALS Chemex (Au > 0.10 g/t)	80
Figure 15b: Scatter plot – SGS v. ALS Chemex (Au < 0.10 g/t)	81
Figure 16: Performance chart of blank samples	82

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LIST OF TABLES

Table 1: Structural events of the Kibara Belt (adapted from Pohl, 1994)	25
Table 2: Summary of exploration completed at Lugushwa, Jan 05-Dec 05	36
Table 3: Results of trenching at the G20, D18, Kibangu and Cariere A prospects in 2005	38
Table 4: Results of adit sampling at the G20 and D18 prospects in 2005	39
Table 5: Independent samples from Lugushwa (SRK review, 2005)	50
Table 6: Lugushwa Inferred Mineral Resource Summary	53
Table 7: Lugushwa Project Budget - 2006	60

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Banro Corporation — Lugushwa Mining sarl

1.0    SUMMARY

Through its wholly-owned subsidiary Lugushwa Mining SARL, Banro Corporation (Banro) is carrying out a gold exploration programme on the Lugushwa Property in the Democratic Republic of the Congo (DRC). The Lugushwa Property consists of three exploitation permits covering an area of 641 km(2) and is located approximately 150 km southwest of the town of Bukavu in South Kivu Province in the east of the DRC. Lugushwa Mining SARL has a 100% interest in the said permits.

The Lugushwa area was explored and exploited for alluvial gold between 1957 and 1963. However, from 1963 to the outbreak of political unrest in 1996/7, primary gold mineralization was the main exploration and mining target. Production records are incomplete, but at least 457,000 ounces of alluvial gold were produced, with a further 10,000 ounces from primary sources.

In 1996 Banro acquired control of the Lugushwa Property together with a large library of historical data relating to the Lugushwa Property. Consolidation, computerisation and interpretation of this data were carried out for Banro by CME & Company during 1997 and 1998. SRK completed a detailed geological review in 1999, and carried out a follow-up visit in 2004, on the basis of which the following Inferred Mineral Resource (using a 1 g/t Au cut-off grade) was outlined in four historical deposits: 37 million tonnes at an average grade of 2.3 g/t Au for 2.735 million ounces of gold.

Banro commenced an exploration programme in Lugushwa in January 2005, comprising geological mapping, soil geochemistry, trenching, adit mapping, and surveying. This work has provided a clearer understanding of the mineralization style and controls, and has supported the historical data. In addition, significant extensions to the known deposits have been identified by soil geochemistry and tested by trenching. This work was concentrated in the vicinity of the known deposits, within an area representing less than 3% of the total property area. Historical data and

Banro Corporation — Lugushwa Mining sarl

current artisanal mining activity elsewhere in the property indicate excellent potential for locating additional mineralization through the continuation of systematic exploration.

In January 2006, Banro commenced a diamond drilling programme with the objectives of (a) elevating Inferred Resources in the known deposits to Indicated status, and (b) outlining the new mineralized zones for the calculation of additional resources.

The mineralization at Lugushwa is interpreted to be associated with the Sn-W bearing granites that have intruded the metasediments of the Proterozoic Kibara belt. This class of intrusion-related gold deposits has been identified in several parts of the world, and individual deposits have the potential for hosting large, multi-million ounce resources. At Lugushwa the mineralization takes the form of (a) cross-cutting auriferous quartz vein sets in several orientations, with disseminated, sulphide-associated mineralization in the surrounding rock, and (b) discrete, locally high grade quartz veins.

The mineralization controls are interpreted to be:

•	Lithological, with less competent and more chemically reactive metapelite units interbedded with quartzites and siltstones.

•	Folding, which has probably caused bedding plane slip and bedding-parallel dilation, particularly in the axial zones of the folds, and

•	Shearing, with at least two important shear directions recognised (NNE-SSW and E-W).

Mineralization appears to be most intense where shears intersect, due to a higher density of host structures for quartz vein emplacement, and more intense fluid-wall rock interaction (and disseminated style mineralization). This setting is more conducive for the formation of bulk-mineable deposits. Outside these “intersection

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zones” the mineralizing fluids will tend to form more isolated and discrete veins, with less opportunity for wall-rock interaction and disseminated mineralization.

The field exploration work undertaken from January 2005 to date is compliant with National Instrument 43-101 (NI 43-101). The Mineral Resource estimate conforms to the reporting standards of NI 43-101.

It is recommended that the exploration programme at Lugushwa during 2006 should focus on the following:

•	Diamond drilling to upgrade Inferred Resources to the Indicated category.

•	Completion of a scoping study to provide preliminary indications of the economic viability of the Indicated Resources.

•	Completion of sufficient drilling to enable the estimation of Inferred Resources in the new zones of mineralization, recently identified through soil geochemistry and trenching.

•	Commencement of regional exploration elsewhere in the Lugushwa Property, through the use of remote sensing, stream sediment sampling and soil geochemistry.

Banro Corporation — Lugushwa Mining sarl

2.0    INTRODUCTION

The Lugushwa project is a gold exploration project in the Democratic Republic of the Congo (DRC), comprising a number of targets, including artisanal workings and targets recently outlined by geochemical soil sampling and mapping.

Lugushwa Mining SARL (LML) is a wholly-owned subsidiary of Banro Corporation (Banro). Banro, when it acquired control of the Lugushwa Property in 1996, also acquired control of a large library of historical exploration data pertaining to the Lugushwa Property. Consolidation, computerisation, and interpretation of this data by CME & Company during 1997 and 1998 confirmed four historical deposits hosting significant gold mineralization; D1 Simali “Filon de Luxe”, G7 Mapale, D18-19 Lugushwa, and G20-21 Lugushwa. SRK carried out a detailed geological review of the historical data in January 1999 and conducted a follow-up site visit in November 2004, on the basis of which the following Inferred Mineral Resource estimate (using a 1 g/t Au cut-off grade) was outlined: 37 million tonnes at an average grade of 2.3 g/t Au for 2.735 million ounces of gold.

During 2005 LML undertook extensive geological mapping, rock sampling, soil sampling, trenching, surveying and adit re-sampling, in order to further assess areas of known mineralization, establish the presence of strike extensions, and locate new exploration targets. This programme will continue during 2006. In addition, a drilling programme commenced in January 2006 with the objectives of elevating the currently Inferred Resources to Indicated status, and adding to the Inferred Resource base by investigating the extensions and new targets identified during 2005.

This Technical Report has been prepared by Banro personnel to the requirements of NI 43-101 in connection with the filing by Banro of its annual information form relating to fiscal 2005. This report is intended to conform to Form 43-101F1. The “qualified person” (as such term is defined in NI 43-101) responsible for the preparation of this report is Michael B. Skead, P. Geo., Vice President, Exploration of

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Banro. Mr. Skead has managed the exploration programme on the Lugushwa Property since January, 2005, has visited the Lugushwa Property regularly and has reviewed all exploration data and interpretations on at least a monthly basis.

3.0    PROPERTY DESCRIPTION AND LOCATION

3.1    Location and Area

The Lugushwa Property is located in the South Kivu Province in the east of the DRC (Figures 1, 2 & 3), approximately 150 kilometres southwest of the town of Bukavu (Figure 2). The Lugushwa Property covers an area of 641 km(2).

3.2    Mineral Tenure

The Lugushwa Property comprises three Exploitation Permits as shown in Figure 4. Banro’s wholly-owned subsidiary, LML, has a 100% interest in the said permits. Banro’s rights are in accordance with the revised Mining Convention and expire in March 2027 (subject to extension under the new Mining Code). In addition, the permits provide for a ten-year tax holiday, exemption from customs duties, exemption from royalty payments and the ability to run a US$-based business.

The original Property boundaries were re-defined to conform to the DRC’s new Mining Code, but cover the same areas as held previously.

The location of historical and known workings such as D18-19, G20-21, Mapale and Simali relative to exploitation permit PE 38 boundaries is shown in Figures 4 and 5.

Banro Corporation — Lugushwa Mining sarl

3.3    Environmental Liabilities

Potentially significant environmental issues in the area have been caused by past mining operations and current artisanal activities. Artisanal miners use the local streams to wash alluvial gravels and crushed ore, and use mercury in some cases to extract the gold. In November 2005, Banro commissioned an independent group, Congo Environmental and Mining Consulting, to undertake an independent environmental baseline survey of the activities of the artisans and the impact of past mining activities at Lugushwa and Banro’s other Properties, Twangiza, Namoya and Kamituga . The objectives of the survey were as follows:

•	To establish current environmental issues and allow the definition of environmental liabilities associated with any new mining operation.

•	To meet the objectives spelt out in the mining convention.

4.0    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Road access to the Property is currently impossible due to the destruction of bridges and the general lack of road maintenance. Currently, the only access to Lugushwa is by air. There is a 400 m-long dirt airstrip, suitable for aircraft with short-take-off-and-landing capabilities.

The Lugushwa District is composed of fairly mountainous topography with elevations between 600 and 1,300 metres above sea level (masl) (Figure 6). The region is cut by deep valleys and covered by extensive tropical vegetation. The drainage system in the area is complex with numerous tributaries running into five main rivers, the Lugushwa, the Mapale, the Lugono, the Kilunga and the Simali. The

Banro Corporation — Lugushwa Mining sarl

broad flood plain of the Lugushwa River, where the majority of large-scale alluvial activity has taken place, lies to the north of the main Lugushwa settlement.

The climate is tropical to sub-tropical with an average annual rainfall that exceeds 1,500 mm, the wettest period being from September to December. Short violent thunderstorms are very frequent in the rainy season and generally occur in the afternoon. Average temperatures are generally greater than 25 °C.

The village of Lugushwa is the main settlement in the Property, situated approximately at the centre of the exploration and mining activities in the area. The village is perched on a series of small hills to the south east of the main Lugushwa valley. The current population of the village is not known. A schematic plan of the location of the roads and the main deposits is given in Figure 5. The historical infrastructure of the area appears to have been completely destroyed by the passage of civil war in 1996; although a few of SOMINKI’s buildings remain relatively intact (SOMINKI is a previous title holder of the Lugushwa Property). Access within the Property is largely limited to footpaths, as many of the bridges are now impassable to vehicles. Many of the roads have deteriorated from neglect and locally cut drainage channels have destroyed others. Banro is in the process of carrying out basic repairs to improve access to the current areas of interest.

Adequate supplies are currently unavailable in Lugushwa and all consumables, equipment and goods for fieldwork need to be transported in. There is no national electricity supply at Lugushwa, and generators and solar panels are used in the exploration field camps. Water for the camps is available from streams, and is boiled and filtered for drinking. A large labour force is present, and includes semi-skilled workers, tradesmen and prospectors formerly employed by SOMINKI. Health infrastructure is very limited, comprising a few poorly equipped and maintained village clinics.

Banro Corporation — Lugushwa Mining sarl

5.0    HISTORY

In January 1996, Banro Resource Corporation’s (now Banro Corporation, “Banro”) wholly-owned subsidiary, African Mineral Resources Inc. (“AMRI”), in conjunction with its joint venture partner Mines D’Or du Zaire (“MDDZ”), completed the purchase of the outstanding privately held shares of La Societé Minière et Industrielle du Kivu SARL (“SOMINKI”). The joint venture partners controlled 72% (AMRI — 36%, MDDZ — 36%) of SOMINKI, with the remaining 28% held by the Government of Zaire (DRC). Banro subsequently acquired MDDZ’s 36% interest in SOMINKI in December 1996. SOMINKI, a privately owned company, was formed in 1976 as a result of the amalgamation of nine companies including Compagnie Minière Zairoses Des Grand Lacs (“MGL”), and held 10 mining permits covering an area of 238 square kilometres and 47 mining properties covering 10,034 square kilometres.

In early 1997, Banro, SOMINKI and the government of the DRC ratified a new 30 year mining convention that provided for SOMINKI to transfer its gold assets to a newly created company. Societé Aurifère du Kivu et du Maniema, SARL (“SAKIMA”) was incorporated to acquire the assets of SOMINKI as stipulated in the new mining convention. In addition to this asset transfer, the new mining convention included a ten year tax moratorium from the start of commercial production, the ability to export all gold production, the ability to operate in US currency, the elimination of import duties and title confirmation for all of the properties.

The new mining convention provided for Banro to control 93% of SAKIMA with the remaining 7% held by the Government of the DRC as a net carried interest.

In July 1998, President Laurent D. Kabila issued presidential decrees which, amongst other things, effectively expropriated SAKIMA’s gold assets. As a result of these actions, Banro initiated arbitration proceedings against the Government of the DRC seeking compensation for the expropriation of Banro’s gold assets.

Banro Corporation — Lugushwa Mining sarl

In April, 2002, the Government of the DRC formally signed a settlement agreement with Banro. The agreement called for, among other things, Banro to hold a 100% interest in the Lugushwa Property under a revived mining convention which expires in 2027 (subject to extension under the new Mining Code). (Figures 4 & 5).

5.1    History of the Property

Early exploration at Lugushwa concentrated on alluvial gold deposits and, from 1957 to 1963, the area was explored and mined exclusively for alluvial gold. Further work was conducted to trace the source of the alluvial gold and, from 1963 onwards, primary gold mineralization was the main target of exploration and mining at Lugushwa.

The property has been explored between the mid 1950s and the 1980s in a methodical phased approach. This has resulted in the definition of several areas of mineralization, many of which were sampled adequately to define surface expression and sometimes testing the near surface continuation of mineralization. Many areas show similar potential which has not been followed up in such detail.

5.2    Historical Production

Alluvial deposits of gold were discovered at Lugushwa in the 1920s and have been exploited by a variety of means since 1958. Exploration for primary gold deposits began in 1963 and led to the discovery of the G7 Mapale deposit, the D1 Simali ‘Filon de Luxe’ deposit, the D18-19 and G20-21 Lugushwa deposits and several other smaller zones (Figure 5).

The majority of the primary gold exploitation was based on selective surface and underground development along specific mineralized quartz veins and quartz

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stockworks. No deep open cut mining for primary gold mineralization appears to have been conducted at Lugushwa.

Production figures for alluvial and primary sources of gold are available for the periods between 1957 and 1968, and 1977 and 1996. All the records for 1969 to 1976 appear to have been destroyed. Between 1957 and 1996, at least 457,000 oz of gold were produced from alluvial sources, with a further 10,000 oz of gold being produced from primary sources. Due to the incomplete nature of the production data, these figures provide only an indication of the scale of operations at Lugushwa.

At the close of operations in 1996, there remained unexploited reserves in the various deposits as well as several primary anomalous targets that had not been fully explored. The Lugushwa project appears to have focused on mining the high grade zones of the known deposits with limited funds set aside for regional exploration. Despite this, some regional and on-strike geochemical exploration and trenching appears to have been carried out.

5.3    Historical Exploration

The historical exploration work conducted at Lugushwa consisted of three phases. The first phase was a series of comprehensive alluvial stream sampling programmes undertaken between 1957 and 1963, covering almost the entire region south of the Lugushwa River. The second phase, carried out over a period of some 20 years from 1960 through to 1980, consisted of geochemical and surface pit sampling over hills that were identified as potentially gold bearing by the alluvial programmes. The third phase consisted of trenching, small excavations and adits covering primary anomalous areas identified by surface pit sampling. The main sources of data for this project originate from the historical exploration and mining activities that were conducted at the Lugushwa Property. This data is located in the Bukavu office of

Banro Corporation — Lugushwa Mining sarl

Banro and consists of a collection of maps, plans, sampling and assay data sheets relating to pits, trenches, adits and drillholes.

Various reports and documents pertaining to all phases of exploration and mining at Lugushwa are also available. Unfortunately, a lot of data are unaccounted for; various documents and maps were destroyed at Lugushwa and Kamituga during the unrest of 1996. This has left gaps in the data which, where appropriate, will need further investigation during the course of current fieldwork in the area.

The majority of the information for Lugushwa relates to surface work with the exception of two drill holes and several individual adits at D1 Simali, one drill hole, two levels of adits and galleries at G7 Mapale and two small (70 m) adits at G20- 21 Lugushwa. There is, therefore, little detailed information below 30 m from surface.

The available data consists of a large number of original film plans and numerous amended paper copies together with original assay and panning result sheets and various geological, exploration and production reports dating from 1957 through to 1986. All information is in Belgian French and all numeric data is metric.

5.3.1    Exploration Database

In 1998, SRK used the Gemcom exploration, mining and 3D modelling software package to capture, store, manipulate and visualise the data.

There was no grid or co-ordinate system for any of the Lugushwa exploration work. A river and stream branch naming system was used historically to reference locations. Each successive branch upstream of any particular river was given its own two character code, so the 4th left tributary (gauche 4) of the 8th right tributary (droite 8) of the Lugushwa River became g4D8 Lugushwa (note left/right assigned whilst facing

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downstream). This system was used across the entire Lugushwa area and formed the basis of all location and survey plans for both alluvial and primary exploration work.

For the purpose of capturing all the data in digital form, a local grid system was established. The original plans are numerous and often differently aligned. The many discrepancies that existed have been minimised during this exercise but nevertheless, the resultant data locations are subject to minor errors, both in surface locations and elevations.

Various data have been digitised from maps and plans and stored as ‘ASCII’ files in Gemcom. This process enabled a Property river system to be compiled as well as the topography and surface features such as roads and excavations near the deposits.

The majority of trenches, drillholes, pits and adits have been located from the plans and all of these have been entered in the database. Data from maps and plans at a variety of scales, together with assay sheets, have been entered into several database sub-tables that contain information regarding assays, lithology, mineralization styles and comments.

The many pits that were excavated to test the bedrock geochemistry have been located and entered into the database as point data. The various assays (overburden, gravel, bedrock) taken in each pit have been entered where possible. Another point database was constructed to house the mapped occurrences of quartz veins with their thickness and gold grades (where available). Mapped structural features and trends have also been entered.

A polygon database was created in order to house the alluvial resource data. This contains the location, thickness and grade data from historical records necessary to calculate resources. There is a second polygon database which contains SRK’s interpretations of the deposit geology.

Banro Corporation — Lugushwa Mining sarl

Within the database workspace, several level plans and vertical sections have been defined on which data has been displayed and interpreted. All the surface information, such as geological maps, trenches and rivers, is currently stored on a flat plane at zero elevation, whereas adits, drillholes and pits are stored at their respective elevations.

5.3.2    Landsat Imagery

SRK carried out a brief study of the Landsat data provided by Banro. Although the scale of the image is too large for detailed deposit scale work, some regional features were noted. The dominant trend throughout most of the region is northeast southwest. This trend is evident in the northern part of the image, throughout the Kamituga and Lugushwa Properties. There is a distinct and notable change in this orientation south of the Simunambi River, where the major structures are oriented in a west-northwest east-southeast direction.

Figure 7 shows the local Landsat image with the structural lineaments and faults that were noted during this work. The dominant regional northeast-southwest structural trend is seen in, and to the south of, the Lugushwa Property. In the west of the Property and further to the west beyond the Property boundary, the rocks appear folded. In the southeast of the Property are the Sabwe and Kitutu Faults which trend northeast-southwest (Fiocchi pers. com.). It is unclear whether this faulting is synchronous with the folding.

West-northwest trending faults and lineaments are found to the south of the Property area. A northwest-southeast trending fault has been interpreted in a similar location with similar orientation to that of the Simunambi fault, however this fault does not appear to be as major as previously interpreted.

Banro Corporation — Lugushwa Mining sarl

5.4    G20-21 Lugushwa Deposit

In 1962, a geochemical survey across the area on a 20 x 20 m grid was completed. In 1966-67, deeper pits were excavated on the anomalous areas followed by six trenches, T1 to T6 which were up to 4 m deep. Two diamond drill holes were drilled in 1972, S1 and S2, at 60° dip totalling 65 m and 74 m respectively. In 1978-79, 9 more trenches were excavated, T6B to T13, totalling 1150 m in length. Figure 8 is a plan of the G20-21 deposit and sample locations.

These trenches were sampled using two methods. Firstly, the overburden and eluvials were sampled by vertical channel samples taken every 2 m along the trench. These samples were panned for gold. Secondly, the in-situ bedrock was sampled by channel samples 2 m long along the bottom of the trench and sampled for total gold at the Kamituga Minesite laboratory. Eluvial quartz blocks (blocaux) greater than 2 cm in diameter were sampled from the gravels and the in-situ quartz veins over 10 cm in width were separately assayed for total gold at the laboratory at Kamituga.

Two deep pits, totalling 25 m, were excavated to test bedrock at depth. Pit P1 was excavated close to T6 and 18 m north of T3. Pit P2 was excavated 5 m west of the intersection of T6B and T4. The bedrock was sampled at 50 cm intervals.

One 70 m long adit, TB1, was driven on the 800 mRL approximately parallel to T7. A second adit, TB2, was also driven parallel to T7, on the 840 mRL.

A sulphide rich schist was analysed separately for gold in arsenopyrite and for gold in all the other sulphides. The results were 10.6 g/t Au and 20.3 g/t Au respectively. This further demonstrated the association of sulphides with the gold in the schist units, making the prospect of mining the schist unattractive at that time.

The bedrock assay values ranged from trace to 44.7 g/t Au, with the quartz vein assays ranging from trace to 43.3 g/t Au. The surface anomaly from the trenches in

Banro Corporation — Lugushwa Mining sarl

the bedrock is extensive and open in every direction. There is a notable discrepancy between the assay values recorded for the two series of trenches. On the whole, the early trenches, T1-6, average a much lower grade than the T6B – T13 series. This may be due to differences in analytical techniques. Some selective re-sampling of these trenches would be warranted if the trenches could be relocated and identified.

Highlights of trench sampling at G20-21 include:

•	T2 – 7 m at 7.7 g/t Au from 12 to 19 m in schist with quartz stringers.

•	T6 — North of the junction with T4, 30 m at 6.2 g/t Au and 56 m at 11.43 g/t Au in schist with quartz stringers.

•	T6B — North of the junction with T5, 15 m at 5.3 g/t Au, the whole trench (56 m) at 3.08 g/t Au in schist with quartz stringers.

•	T7 — North of the junction with T3, 34 m at 8.5 g/t Au, 12 m at 9.2 g/t Au, north of the junction with T1 12 m at 6.4 g/t Au with the whole trench (156 m) averaging at 4.65 g/t Au in schist with quartz stringers.

•	T8 — North of the junction with T5, 10 m at 5.4 g/t Au in schist with quartz stringers.

•	T10 — North of the junction with T4, 12 m at 7.6 g/t Au in schist with quartz stringers.

•	T12 — North of the junction with T4, 10 m at 6.4 g/t Au in schist with quartz stringers.

The grades returned from pits P1 and P2 at shallow depth did not reflect the higher grades of the trenches. Pit P1 grades varied from 0.7 to 3 g/t Au with an average of 1.52 g/t Au, whilst pit P2 varied from trace to 4 g/t Au with an average of 1.56 g/t Au.

In the adit TB1, the schist grades ranged from 0 to 2.6 g/t Au in the first 25 m (5 m composite bulk samples) with an average of 1.4 g/t Au. No data was available for the 25 to 30 m interval. and from 30 to 70 m, 5 m composite samples were taken with

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values ranging from 1.1 to 5.95 g/t Au, and averaging 2.75 g/t Au. No data are available for the TB2 adit.

A bulk sample of some 600 kg of ‘sulphidic’ (sulphide bearing?) schist taken from an area grading higher than 5 g/t Au was assayed and returned 5.5 g/t Au total, with only 0.5 g/t Au amalgam gold. The exact location of this sample is not known, other than opposite the G21 Lugushwa confluent (Fiocchi, personnel communication). The main aim of this bulk sample was to demonstrate the strong association of the gold with the sulphides in the schists and the lack of free gold.

5.5    D18-19 Lugushwa Deposit

Exploration has comprised a geochemical sampling programme across the area in 1961 at 20 x 20 m spacing, followed up by deeper pit sampling of anomalous areas to sample the bedrock. Two phases of trenching were completed, the first in 1966-67 composed of 7 trenches, T1 to T6 over the summit of the D18-19 hill and T7 close to the right bank of the Lugushwa. The second phase was in 1977-78 with 9 trenches excavated, one on the left bank of the Lugushwa River south of the main hill and the remaining 8 on the top of the hill. Figure 9 is a plan of the D18-19 Lugushwa Deposit.

These later trenches were sampled using two methods, firstly the overburden and eluvials were sampled by panning on site and secondly the in-situ bedrock was channel sampled every 2 m along the bottom of the trench. The quartz float (blocaux) in the eluvial horizon and the quartz veins over 10 cm in width were assayed for total gold at the laboratory at Kamituga.

There was an attempt to drive an adit into the hill, details of which are unavailable, but this was stopped due to the poor ground conditions.

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A programme of RC drilling was carried out in 1986 at Lugushwa. Eight holes were drilled at the D18-19 deposit, three in the northeast and five in the southeast, to a maximum depth of 25-30 m. All drill samples of 1 to 2 m lengths were panned for gold on site and information recorded only if gold was present in the panned concentrate. All three holes in the northeast were mineralized while four of the five holes in the southeast were mineralized. The majority of the mineralized samples contained quartz veins. Mineralization was noted down to at least 16 m depth.

A 1985 report mentioned that mining of quartz vein 27 on the D18-19 Lugushwa hill was current in 1985, but no details were given.

Grades from the trenches and adits ranged from trace to 1,234 g/t Au in the bedrock and from trace to 77 g/t Au in the quartz veins sampled.

Highlights from trenching include:

•	T116 – 12 m at 2.38 g/t Au from 32 m in schist with quartz stringers.

•	T116A – 24 m at 2.5 g/t Au from 78 m in schist with quartz stringers.

•	T118 – 18 m at 3.78 g/t Au from 74 m and 10 m at 5.4 g/t Au from 100 m in schist with quartz stringers.

•	T120 – 20 m at 2.91 g/t Au from 20 m and 20 m at 3.09 g/t Au from 100 m in schist with quartz stringers.

•	T121 – 44 m at 3.92 g/t Au from 40 m and 22 m at 3.45 g/t Au from 138 m in schist with quartz stringers.

•	T122 – 36 m at 2.88 g/t Au from 82 m in schist with quartz stringers.

•	T123 – 14 m at 3.93 g/t Au from the start of the trench and 16 m at 3.46 g/t from 32 m and 8 m at 3.60 g/t from 102 m in schist with quartz stringers.

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(Note all measurements above taken from north to south in the trenches).

Mineralization at the D18-19 Lugushwa deposit once again appears to be two-fold, the schist with disseminated sulphides is weakly mineralized, whilst there are numerous auriferous quartz veins and stringers across the area. There is a major discrepancy between the assay values recorded for the two series of trenches excavated possibly related to the large time frame between the two sets of trenches.

5.6    G7 Mapale Deposit

Exploration for primary gold mineralization at Mapale began with a regional geochemical survey over the entire area in early 1961. Following the delineation of anomalous areas, five trenches were excavated in the G7 Mapale zone. Results from this phase of work were relatively poor and the area was abandoned for some time. In the early 1970s, a series of deeper geochemical pits were excavated across the G7 Mapale hill to sample the bedrock. Results from these pits led to a second series of trenches being excavated.

In the early 1970s, two levels of adits were also excavated in the G7 Mapale deposit. A total of 307 m of adits were driven on the 630 mRL and 201 m were driven on the 600 mRL. Figure 10 is a plan of the Mapale deposit and sampling data. Some discrepancies in the sampling methodology and, more importantly, the assay techniques used for the underground development at G7 were noted. The first 50 m of adit TB1, 630 RL, were bulk sampled, whereby 10 samples representing 5 m length intervals weighing approximately 2 t each were taken to Kamituga for assaying. From then on, sampling of the adits was conducted by sampling the whole exposed surface of the adit, that is, the footwall, sidewalls and hangingwall over 5 m intervals. This was conducted because of the high density of very fine quartz veins present (Fiocchi pers. Com.).

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Comments were made in the historical literature, concerning the lack of confidence in the results from such samples. Where appropriate, the bulk sample assay grades have been entered into the database as 5 m intervals with a comment in the file regarding their origin.

Small-scale mining at G7 Mapale was aimed at selective auriferous quartz veins in the deposit. Initial underground development on the 630 mRL defined a mineralized amphibolite unit which was estimated to extend 350 m x 30 m x 30 m with an average grade of 4.5 g/t Au. From further underground development of TB1, 630 RL, a highly mineralized quartz vein, was located on the north-western contact with the amphibolite unit, ranging from 1.5 to 2 m in width with an average grade of 25 g/t Au.

Two parallel auriferous quartz veins at surface, Filons A and B, were also located at the d4G7 area to the south. Detailed surface sampling and mapping of these veins was carried out and some surface mining was conducted by SOMINKI but location, quantity and recovery details are not available.

Nine RC percussion holes were drilled at the G7 Mapale deposit in 1986 with a maximum depth of 25-30 m. The positions of these holes were not located on any plans and details of the drilling are unavailable. Apparently, all 9 holes at G7 Mapale contained gold in the panned concentrates, and the majority of the mineralized samples were from ‘grainy’ schist.

Grades from the trenches and adits of the G7 deposit ranged from trace to 54.3 g/t Au in the bedrock and from trace to 181 g/t Au in the quartz veins sampled. Highlights from trenching include:

•	T5: quartz vein averaged 170.7 g/t Au (no width given).

•	T3: quartz veins of 0.2 m and 0.6 m width grading 25.4 g/t and 4.5 g/t Au respectively.

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The bedrock grades seem to portray a fairly wide mineralized halo running approximately parallel to the quartzite unit, approximately northeast-southwest, with an average grade of nearly 2.5 g/t Au. The mineralized quartz veins vary considerably in grade and thickness and, apart from the vein located on the footwall of the quartzite unit, the majority of veining seems disjointed and ‘stockwork’ like.

With the pitting and trenching at surface plus the outcropping quartz veins this area was identified as a potential deposit and was given an average grade of 4 g/t Au (by SOMINKI), based on 10% quartz in the mineralized schist and amphibolite. However, the mining conducted at this deposit exploited the mineralized quartz veins only, not the host schist or amphibolite.

Grades from the Filon A and B surface sampling to the south ranged from trace to 172 g/t Au with widths varying from 0.2 m to 0.65 m. No details of mining, recovery etc. for these veins are available, but SRK assumes that the majority of the surface outcrops of these veins have been mined out.

5.7    D1 Simali ‘Filon de Luxe’ Deposit

In 1974, alluvial exploration for auriferous paleo-placer terraces was carried out in this area with several lines of pits being excavated and sampled. This pitting followed the crests of the hills southwest from the Lugushwa River. Based on anomalous results, deeper pitting on 10 x 10 m grids and small scale trenching was undertaken. A high-grade quartz vein was identified, ‘Filon de Luxe’, on the D1 Simali hill. A series of trenches were excavated both parallel and perpendicular to the identified vein in an attempt to fully delineate its extent (Figure 11).

Underground exploration of ‘Filon de Luxe’ began in 1977 and comprised adits driven on two levels. Four adits with cross-cuts totaling 172 m were driven on the 585 mRL, close to the level of the Simali river. Two adits totalling 207 m were driven

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on the 612 mRL. A raise from the 612 mRL to surface at about 630 mRL was developed and a shaft was sunk from surface at about 645 mRL for approximately 19 m. The underground development totaled 413 m.

A programme of percussion drilling using a “Stenuick” Reverse Circulation (RC) drill was carried out in 1986. Evidence for this work stems from a single monthly report that states that 44 holes totalling 892 m were drilled over the Lugushwa Property. Nine of these holes were drilled at the D1 Simali Factory location, four in the west and five in the east. These holes had a maximum depth of 25-30 m. The exact locations of these drill holes are not available and no drill logs or detailed assay information has been found. All drill samples of 1 to 2 m lengths were apparently panned for gold on site and information concerning mineralization recorded only if gold was present in the panned concentrate. Only one hole in the D1 Simali area, hole 7, displayed gold mineralization between 22.5 and 26.5 m depth.

The ‘Filon de Luxe’ vein was mined between August 1976 and May 1978 and produced 3,630 oz of gold.

Sampling of 658 schist samples from the underground workings of the ‘Filon de Luxe’ deposit averaged 1.35 g/t Au with values ranging from trace to 10.7 g/t Au. Sampling of the ‘Filon de Luxe’ quartz vein averaged 137.7 g/t Au over an average width of 11 cm, with values ranging from trace to over 1,000 g/t Au. The strong visible gold presence in the vein explains such elevated values.

5.8    Previous Mineral Resource and Mineral Reserve Estimates

There is no known mineral resource or mineral reserve estimates for Lugushwa, prior to the estimate of SRK in 2005 (see Section 16 of this report).

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6.0    GEOLOGICAL SETTING

6.1    Regional Geology

Banro’s mineral Properties, including Lugushwa, lie in the Great Lakes Region of Central Africa, on the western edge of the Kibaran Metallogenic Province (KMP). The KMP is an intercontinental mobile belt formed between 1,400 and 900 Ma ago. This is bounded to the east by the Tanzania Craton and the Bangweulu Block, and to the west by the Congo Craton, as illustrated in Figure 3. The belt is some 1,500 km long, trending north northeast-south southwest and is up to 400 km wide.

Within the KMP, Lower Proterozoic metasedimants, gneisses and to a lesser extent, Archaean granitoids, granulites and greenstones are exposed in cores of antiforms and uplifted blocks. The relationship between these units and the basement is well exposed in the northern extension where a clear unconformity, often marked by conglomerates, exists.

There is a three-fold lithological division of the KMP as follows:

•	The Lower Group is characterised by dark laminated pelitic sedimentary rocks with interbedded quartzites, pebbly grits, sandstones and siltstones. Sedimentary structures are prevalent, carbonates are very rare, and the overall thickness of this group reaches several thousand metres.

•	The Middle Group consists of more arenaceous units. An important marker bed at its base is a banded, fine-grained white/pink quartzite with occasional conglomeritic bands. In the west of the belt there are intrusive sills with, in places, associated massive discontinuous carbonate bands, usually dolomites. Granitic intrusions occurred during this period.

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•	The Upper Group appears to be preserved in the major synformal structures and is composed mostly of immature clastic sediments. In some places, a minor erosional unconformity with coarse-grained conglomerates marks the base of the unit. Towards the top of the Upper Group, fine-grained siltstones and shales with occasional chert are present.

The Kibara belt does not appear to exhibit typical Middle Proterozoic features. The structural grain of the belt clearly cuts across the previously stable craton. The characteristics of known mineralization in the Kibara belt are different from those of other Proterozoic belts, being comprised of typical granophilic elements; tin, tungsten, lithium, beryllium, tantalum and some gold, which appears to be shear zone related. The Kibara belt appears therefore to reflect the response of the continental crust, the pre-Kibara African craton, to the formation and destruction of ancient oceans around its margins. Periods of major extension and collision around this craton are recorded within the Kibara belt (Pohl 1994).

There appears to be a gradual increase in metamorphic grade from north to south within the part of the Kibara belt hosting Banro’s Properties. For example, the metamorphic grade at Twangiza, the most northerly of Banro’s properties, is sub-greenschist, with only a very weak mineral alignment, and no mineral segregation to form a schistose fabric. Metamorphism at Lugushwa, 100 km southwest of Twangiza, is noticeably higher, but the metasediments still do not normally display a schistose fabric (although the term “schist” has been used historically). However, at Namoya, about 100 km further southwest, chlorite and sericite schists are the dominant lithologies.

6.2    Metallogenic Setting

The position of Banro’s gold deposits, at the edge of the Congo craton and within the Kibaran metasedimentary pile, lends itself to continental or intra-continental rather than oceanic evolution. Mineralizing events are related to major wrench and block

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faulting with silica rich fluids mobilizing gold in shears to form breccia zones, veins swarms and ‘pseudo-stockworks’.

The term ‘stockwork’ is used extensively in the historical literature and is thought to relate to a multiphase proliferation of quartz veins within shear zones and fracture systems rather than a true stockwork which carries certain genetic implications. For consistency the former definition will apply throughout this report.

Gold can be fixed as chloride complexes at greenschist temperatures with metals mobilised from the volcano-sedimentary pile. However, this involves long transport distances for the fluids. Mineralization would be less ‘explosive’ in style, with a tendency to be focused in tension gashes and flexures at fold hinges. In addition, such mineralization is often associated with retrograde events, which bring calcsilicate assemblages into the system. Although present, there do not seem to be significant volumes of calc-silicates reported in the area under discussion.

The presence of base-metal mineralization, tourmaline, and rutile coupled with known tin deposits associated with granite in the region suggests the strong influence of a granite-related hydrothermal system. There is tin/tungsten/niobium (Sn/W/Nb) mineralization identified at the Kabereke deposit at the western edge of the Lugushwa Property hosted in a pegmatite swarm. To the north west and the south east of the Lugushwa Property there are other identified tin deposits also hosted in pegmatite swarms. Kazmitcheff (1959) indicates that at the Namoya Property (to the south) the temperature of gold mineralization is higher than that expected for Sn/W/Nb and that gold-bearing structures cross-cut, and hence post-date, some of the tourmaline bearing structures.

The influence of a granitoid related hydrothermal system at Kamituga is suggested by strong tourmalinisation (Mt Kibukira “granite”) localised greisenisation and, significantly, the presence of more than one phase of intrusion of pegmatite

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representing the waning, incompatible element charged phase of a granite hydrothermal system.

The influence of a Pan-African event (shearing, wrench faulting and strike-slip deformation) is a possibility, given the north-east/south-west structural influence at regional level. At local level, the mineralization does not parallel this trend but may be genetically related through secondary shear networks.

6.3    Structure

A summary of significant structural events in the region is given in Table 1. The main structural phase of the Kibara Belt occurred around 1,300 Ma ago with the Kibaran Orogeny. This phase was marked by syntectonic granitic intrusion of upright folds, a characteristic structural feature of the belt. It is assumed that the Kibaran mountains, which formed around this time, were eroded prior to the next phase, around 1,275 Ma ago, when formation of rifts and half-grabens occurred. The Lomamian Orogeny followed around 950 Ma ago and was characterised by numerous G4 tin granite intrusions as well as faulting and folding cross cutting the structures formed in the Kibaran Orogeny. This period also saw shortening across the Kibara Belt by as much as 50%. At this stage there is still no evidence to suggest involvement of oceanic crust in the evolution of the Kibara Belt.

Table 1: Structural events of the Kibara belt (adapted from Pohl, 1994)

Type	Age	Tectonic Event	Regional Event	Local Significance

D1	c.1,300 Ma	Early Kibaran	Low grade greenschist facies	Early syn-orogenic
			metamorphism	G1, G2 granite
emplacement

G3	c.1,275 Ma	Katangan	Tension - aulocogen?	Granite + mafic and
			Formation	ultramafic intrusives

D2	c.1,180 Ma	Late Kibaran	Compression	Isoclinal upright NWSE
Folding

G4	c.980-950 Ma	Lomamian	Compression, strike-slip	Syntectonic tin
			block faulting	granite emplacement

D3	c.950-600 Ma	Pan-African	D2 reactivation?	Quartz, veins and
			Wrench and strike-slip	vein swarms
Faulting

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6.4    Local Geology

The Lugushwa Property is dominated by meta-sedimentary lower Urundian rocks. The lithologies present (from the lower beds up) are:

•	Quartzites and sandstones — mainly massive and often interbedded with the host metapelites.

•	Chloritic and mica-bearing metapelites — red to grey in colour, often with disseminated sulphide agglomerates, mainly arsenopyrite. These metapelites constitute the bulk of the lithologies present at Lugushwa and are often described as highly altered and fine grained. Some bluish-violet metapelite also identified with tourmaline, garnet, and feldspar is sometimes present (D1 Simali ‘Filon de Luxe’ deposit). Although usually not displaying a schistose fabric sensu stricto, these metasediments have generally been referred to as “schists” by previous workers.

•	Gneiss — located in the southern and northwestern regions of the Property but is not associated with the central zone covered by the data available therefore little detail is available.

•	Amphibolites — present in three thin bands, one particularly as part of the G7 Mapale deposit, consisting of fine grained massive or schistose amphibolite.

•	Granites and pegmatites — similar to the gneiss unit, being on the peripheries of the Property and mostly associated with tin mineralization.

•	Quartz veins —stringers and intersecting vein sets are present in all these lithologies.

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The degree of metamorphism in the rocks hosting gold mineralization is generally weak, up to lower greenschist facies. A weak to moderate foliation is usually developed in the finer grained lithologies, but the development of a proper schistose fabric is rare. The sequence is folded, the axial planes of the generally open, plunging folds trending sub-parallel to the Kibara belt. Shearing has been observed in NNE-SSW to N-S trending “corridors”, which appear to be cross-cut and possibly displaced by later E-W trending shears.

7.0    DEPOSIT TYPE

The primary gold mineralization currently under investigation at Lugushwa (and Banro’s other properties) is considered to be of the intrusion-related, tungsten/tin-associated type, as described by, for example, Thompson et al. 1999 and Baker, 2005. This class of magmatic-hydrothermal deposits occurs within magmatic provinces best known for tungsten and/or tin mineralization, examples from various parts of the world including:

(a)	Tintina Gold Province, Yukon & Alaska

•	Donlin Creek (28 Moz Au)
•	Fort Knox (5 Moz Au)
•	Pogo (5 Moz Au)
•	Dublin Gulch (2 Moz Au)
•	Shotgun (1 Moz Au)
•	Brewery Creek (1 Moz Au)

(b)	Tasman Fold Belt, Australia

•	Kidston (5 Moz Au)
•	Timbarra (0.5 Moz)

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(c)	Altaid Orogenic Collage, Central Eurasia

•	Vasilkovskoye (9 Moz Au)
•	Zarmitan (11 Moz Au)
•	Jilau (2 Moz Au)
•	Muruntau (127 Moz Au?)

(d)	Others

•	Mokrsko, Czech Republic
•	Salave, Spain
•	Kori Kollo, Bolivia

This deposit type contains a metal suite that includes some combination of bismuth, tungsten, arsenic, tin, molybdenum, tellurium and antimony, and contrasts with that found in the more widely-developed gold-rich porphyry copper deposits. They are located on cratonic margins, or within continental collisional settings, and are related to felsic domes, stocks and plutons of intermediate oxidation state (both magnetite and ilmenite series).

Intrusion related gold deposits occur in a number of forms, including:

•	Sheeted quartz veins and veinlets

•	Flat quartz veins

•	Quartz breccias and stockworks

•	Disseminated to greisen

•	Dyke/sill hosted veinlets

The mineralization may occur within the intrusive body itself, and/or more distally (1-3 km) from the intrusion.

The Lugushwa deposits are mainly of the sheeted and flat vein type, together with disseminated mineralization in the host rock. They have formed distally to the

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intrusion(s), which have not yet been identified. The mineralization style contrasts with the dominant types at Banro’s other Properties, e.g. Namoya (broad quartz stockworks) and Twangiza (sill hosted veinlets and disseminated). The variation in deposit morphology probably reflects mineralization at different crustal levels, and/or varying distance from the intrusive center.

The gold mineralization is commonly present with low sulphide contents (<3%), mainly pyrite and lesser arsenopyrite.

The exploration programme at Lugushwa is principally aimed at locating and evaluating intrusion-related deposits where the quantity and density of mineralized quartz veins, and/or disseminated mineralization in the host rock, indicate economic potential for open-pitting. Discreet quartz veins with sufficient grade and continuity to be economically mined by underground methods, constitute a secondary exploration focus.

The targeted mineralization is amenable to exploration by soil geochemistry, with follow-up trenching and detailed mapping in anomalous areas. The trenching provides a preliminary indication of mineralized widths and grades, and enables the orientation of veins and other potentially important mineralization controls such as bedding, foliation and shearing, to be measured. Careful evaluation of structural data from the mapping and trenching programmes is carried out to optimise further evaluation by diamond and/or reverse circulation drilling.

8.0    MINERALIZATION

8.1    D18-19 Lugushwa Deposit

This deposit lies immediately to the northeast of the G20-21 Lugushwa deposit and about 3 km south-southwest of G7 Mapale. The D18-19 Lugushwa deposit is shown in Figure 9.

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The D18-19 deposit is composed of metapelites with disseminated arsenopyrite and pyrite and a series of cross cutting quartz veins and stringers. The hill is extensively weathered at surface and may represent a possibility for supergene enrichment. Bedding strikes 317° and dips 45° to the northeast. There is some folding of the bedding across the hill, but overall the area does not appear to be structurally complex.

Interpretation of the surface anomalies in the metapelites reveals a very broad and elongate north south trending anomalous zone. Grades range from 1 g/t Au up to 6 g/t Au; one exceptional value of 1,234 g/t Au is assumed to be due to nugget effect. There is no direct evidence of major structural features in the area of the mineralized zone.

8.2    G20-21 Lugushwa Deposit

This deposit lies immediately to the southwest of the D18-19 Lugushwa deposit, on a hill rising up to some 640 mRL, located between the G20 and G21 tributaries of the Lugushwa River. The G20-21 deposit is shown in Figure 8.

Geologically this area is very similar to the D18-19 Lugushwa deposit being composed almost entirely of metapelites with disseminated sulphides and a series of cross cutting quartz veins. It is quite possibly a faulted continuation of the D18-19 deposit or simply part of a larger zone isolated by the drainage system at surface. The surface geochemical and bedrock anomaly has very similar trends to the D18-19 possibly implying that they are two separate expressions of the same mineralized body.

The main lithology is arsenopyrite-bearing red, grey, and yellow metapelite with interbedded brown and beige quartzite lenses with mainly bedding-parallel quartz

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veins and stringers. The main bedding trend is 100° (080-120°), dipping on average 50° (40-70°) to the north.

There is no direct evidence for major structural features in the immediate area, however, there is a large vertical northeast southwest striking fault to the northwest of this zone. More detailed structural work is ongoing to ascertain the structural controls in the area. The structural complexity of the G7 Mapale deposit to the north could be reflected here, but not enough information is currently available to demonstrate this.

8.3    G7 Mapale Deposit

The Mapale deposit is located on a hill between the Mapale River and its G7 tributary, approximately 3 km north-northeast of the D18-19 and G20-21 Lugushwa deposits. It comprises the areas that are historically referred to as d4G7 and G7 Mapale. The G7 Mapale deposit is shown in Figure 10.

The geology of this deposit is structurally complex, with a series of folds and faults affecting the main lithologies and associated mineralization. The main G7 deposit is composed of metasediments, mainly reddish in colour but occasionally green when containing chlorite and pyrite. The metapelites are interbedded with quartzite units and numerous quartz veins and stringers. A central northeast– southwest trending amphibolite unit is also present. This amphibolite contains quartz veins, stringers and ‘stockwork’ zones both cross-cutting and concordant to it.

There appears to be a series of tight folds in the southern section around d4G7, along a northwest–southeast axis that has mainly affected the metasediments and quartz veins. There is also a series of parallel, relatively localized, east-west trending faults with displacements of a few metres. These faults are clearly seen in the surface expression of Filon A and B in the d4G7 zone. The faults appear to host quartz veins in the southern part of the deposit. A second north-northwest south-southeast trending

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series of faults is seen to offset the veins by 5-10 m in the northern area of the deposit. This displacement is also seen on the 630 mRL of the G7 underground workings.

In the southern area north of the D18 Lugushwa tributary the bedding strikes northeast and is highly folded and fractured, especially around the G7 zone, whilst the rocks further to the north strike east-west. The contact between these two distinct areas is marked by a northwest-southeast fracture system. This fracture system is interpreted to have offset the main vein in the 630 mRL 200 m southeast to where veins A and B are found. Previous studies concluded that the main A and B veins of the d4G7 area and the cross-cutting east-west trending vein at their southern limit were emplaced at the same time, thus ruling out a southerly strike extension of the main A and B veins. However, there are differences in tenor between the highly mineralized A and B veins, averaging over 20 g/t Au, and the east-west trending vein which is less mineralized with an average grade less than 5 g/t Au. There are also comments in the literature that the different veins exhibit slightly different characteristics that could imply separate phases of intrusion. The relationship of these two vein sets is unclear at this time. SRK’s interpretation concludes that the A and B quartz veins of the d4G7 area, and the main mineralized quartz vein of the G7 area, are in fact the same vein which, due to faulting in the north and folding in the south, appear as separate veins. The close association of the veins with the quartzite units and the structural data available support this theory. The east-west cross-cutting quartz vein at the south of the A and B veins is also interpreted as the same vein with the sharp change in direction related to the hinge of a tight fold and associated fracturing in the hinge.

Pit sampling of bedrock over the G7 area and surface trenching indicate that the amphibolite unit is quite narrow at surface, trending north-northeast south-southwest. On the 630 mRL the amphibolite is wider, up to 30 m. This unit is mineralized, by both disseminated sulphide-associated gold mineralization, and by auriferous quartz vein swarms. Field confirmation of the mineralization in this unit is required.

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There are numerous relatively thin (5-20 cm) quartz veins outcropping at surface across the whole of the G7 area. Most of these appear to have been sampled and mapped, some have been exploited but no details are available. These veins may constitute a much broader mineralized swarm.

8.4    D1 Simali ‘Filon de Luxe’ Deposit

The D1 Simali ‘Filon de Luxe’ Deposit is located on the hill of the D1 Simali River headwaters, about 3 km south west of the G7 Mapale deposit and 2 km north west of the D18-19 Lugushwa deposit. The D1 Simali deposit is shown in Figure 11.

The main lithology of the deposit is metapelite, differentiated by colour, with quartz veins and stringers ranging from 10 to 80 cm in width pervasive throughout. The main rock type identified was a red silicified metapelite. A blue/violet metapelite is the marker horizon for the ‘Filon de Luxe’, located consistently above or hosting the main vein. This rock is described as fine-grained, schistose and talcose, possibly indicating a mafic origin. Mention is also made of brown iron oxide alteration zones on the schist planes. A series of brown/beige and red quartz veins and stringers are also present, especially in the red metapelite. The occurrence of sulphides in the metapelite units was assumed with the observation of relic sulphide textures, especially close to the axes of anticlines.

A thin 1-3 cm “crust” composed of yellow-green phyllitic clayey minerals of muscovite and microgranular quartz cemented by a brown to black ferruginous matrix is uniquely located on the hanging wall of the ‘Filon de Luxe’. After hand crushing and panning, some very fine visible gold was detected. This crust could represent a gossan of some form or possibly the remnants of a laterite cap, however little further investigation of its properties, composition, mineralization and extent has been carried out to date.

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The ‘Filon de Luxe’ is a white/blue massive quartz vein with visible gold and pyrite inclusions. The pyrite exists as very fine-grained agglomerates up to 3 mm in diameter, with traces of arsenopyrite. The vein is mostly buried by Tertiary sediments and eluvials and overlain by the blue/violet metapelite. This cover appears to increase in thickness towards the north, which could have hindered further exploration along strike in that direction. The vein generally strikes 130° dipping 40° to the north. It appears to have a series of tight folds with strong faulting at the fold hinges, in places the vein is seen to repeat on itself several times in such hinge zones. The faulting is sub-vertical, striking both northwest-southeast and northeast-southwest. The ‘Filon de Luxe’ seems to have been fractured mainly by the northeast trending dextral faults. The vein is in tabular form and has been extensively mined out over this particular hill, but the vein extensions have not been defined in any direction.

8.5    Geological Controls

Work to date has enabled the development of a preliminary model for the controls on mineralization at Lugushwa.

(a)	Lithological controls. The principal lithologies are quartzite and various types of metapelite. Folding and shearing of these interbedded sediments probably resulted in bedding plane slip, whilst fabrics such as foliation and axial planar cleavage would have developed preferentially in the less competent argillaceous rocks. It seems likely that thicker quartzite units could have acted as relatively impervious horizons, trapping hydrothermal fluids in the underlying, relatively reactive metapelites, and resulting in both vein-hosted and disseminated style gold mineralization in the metapelites.

(b)	Structural controls. Three main structural controls are apparent, although other structural features may well be involved.

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•	Bedding. Quartz veins parallel to bedding are a common feature at Lugushwa. The orientation of the bedding varies due to the presence of both open and tight folding, although the predominant strike direction in the current area of activity is NW-SE to E-W

•	A NNE-SSW to N-S trend occurs in discrete belts (probably shear zones), with shear-parallel veins and veinlets.

•	Younger, E-W shears with parallel quartz veining.

Auriferous, bedding-parallel veins are exploited by artisanal miners in a number of localities, and can be very high grade and relatively continuous (e.g. Filon de Luxe) but are generally limited in extent, and less than 0.5 m wide. They do not appear to form sheeted systems of closely-spaced parallel veins, and in the absence of other styles of mineralization, are unlikely to constitute a bulk-mineable target. Similarly, veins hosted by the E-W shears may be productive for small-scale workers, but do not, in isolation, look attractive targets. However, as shown schematically in Figure 12, when the E-W structures and bedding intersect the “corridors” of NNE-SSW shearing, zones of more intense veining and host rock mineralization form promising open-pit targets (e.g. G20, D18).

9.0    EXPLORATION

Banro commenced exploration of the Lugushwa Property in January 2005. Work during 2005 has comprised gridding, geological mapping, soil sampling, trenching, surveying and adit sampling, further details of which are provided in Sections 9.1 to 9.3. Drilling commenced in January 2006. Table 2 summarises the work completed in 2005.

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All exploration work was carried out by employees of Banro.

Table 2: Summary of exploration completed at Lugushwa, Jan 05-Dec 2005

Month	Gridding	Trench	Samples

	(km)	(m)	Soil	Rock	Hand	Petrography		Adit	Trench*

				Chip	Specimen	Thin	Polished

Jan-Apr	96.54	0.00	073	159	16	0	0	0	89
May	43.60	0.00	945	299	0	0	0	0	121
June	0.00	0.00	0	270	0	0	0	350	411
July	0.00	902.00	33	96	1	1	0	537	614
Aug	0.00	834.50	0	0	8	7	4	150	037
Sep	0.00	513.00	0	0	3	3	1	0	772
October	17.28	690.98	415	8	2	1	1	0	478
Nov/Dec	16.20	758.60	405	2	22	1	0	0	772

Total	173.62	3699.08	871	834	50	13	6	037	294

9.1    Gridding and Soil Sampling

To date gridding and soil sampling for gold have been carried out over an area of approximately 18 km2 within PE 38, as shown in Figures 5 and 13. The area covers the deposits described in Section 8, and successfully achieved the following objectives of:

•	Determining the soil geochemical characteristics of the Lugushwa mineralization, and the applicability of soil sampling as an exploration tool at Lugushwa.

•	Locating possible extensions to the known deposits.

•	Locating new mineralized targets.

The soil at Lugushwa is residual, and distinctly anomalous gold values (>100 ppb) were found to be directly associated with the known mineralized occurrences (Figure 13). The gold-in-soil anomalies are particularly well-developed in the vicinity of the D18-19 and G20-21 Lugushwa deposits where quartz veins are numerous, and where

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disseminated, sulphide-associated gold is present in the host rock (i.e. the style of mineralization most amenable to open-pit mining, Banro’s main exploration focus). The geochemical response from more isolated quartz veins such as Filon Deluxe at Simali is much more limited.

The soil sampling programme indicated the presence of a strong, open-ended anomaly extending for over 2 km to the southwest of the G20-21 deposit. This anomaly indicates very good potential for additional mineralization of the G20-21 type, and was followed up by trenching, as described in Section 9.2.

The soil sampling programme has also located previously unknown areas of potentially economic mineralization, for example at Kibangu, where trenching of a 300 m-long soil anomaly returned a very encouraging intersection of 39 m @ 8.67 g/t.

9.2    Trenching

The trenching programme comprised the re-opening of old trenches in the vicinity of known mineralization, and the excavation of new trenches. The objectives were:

•	To confirm the reliability of historical trench data, used as part of the resource estimation carried out by SRK in 1999 and 2005,

•	To test soil anomalies and obtain preliminary indications of mineralized widths and grades,

•	To obtain structural and lithological data for the optimisation of follow-up drilling, and

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•	To test the continuity, width and grade of mineralization targeted by artisanal miners.

Trenching was carried out at the G20, D18, Kibangu and Carriere A deposits, and channel sampling results are provided in Table 3. At G20 the recent results were consistent with the historical data used by SRK for their resource estimate. The trenches at D18 are located on a soil anomaly to the west of the main D18 deposit, and represent potential additional resources, not included in SRK’s estimate. The trenching at Kibangu has indicated the presence of a potentially significant mineralized zone, which was hitherto unrecognised. Similarly, the Carriere A trend also represents a new grassroots discovery, with the potential to add to the project’s resource base.

Drilling, which commenced in January 2006, is intended to further evaluate all the above areas.

Table 3: Results of trenching at the G20, D18, Kimbangu and Carrriere A Prospects in 2005

Prospect	Trench No.	From (m)	To (m)	Length (m)	g/t Au

G20	TN1/T1A				UM*

	T3/3A/3B	66.0	72.0	6.0	1.48
		88.0	126.0	38.0	1.69
		131.0	246.0	115.0	1.62

	T4/4A	80	86	6.0	1.70
		105.0	127.0	22.0	1.38
		140.0	264.0	124.0	3.72
		519.0	526.0	7.0	1.09

	T5/5A	129.5	130.5	2.0	1.00
		178.0	261.6	83.6	1.97

	T6	0.0	79.0	79.0	4.05

	T6B	0.0	70.5	70.5	4.9

	T8	28.0	87.0	59.0	1.87

	T9	0.0	52.0	52.0	1.16

	T10	0.0	93.0	93.0	2.24

	T12	0.0	9.0	9.0	1.57

	T12	48.0	61.0	13.0	2.02

	T12	63.0	95.0	32.0	2.85

D18	TL58720	152.0	164.0	12	1.75
		167.0	196.0	29.0	1.30

	TL58560	99.0	109.0	10.0	6.30
		141.0	145.0	4.0	3.25
		310.0	326.0	16.0	1.93
		332.0	335.0	3.0	1.98

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Prospect	Trench No.	From (m)	To (m)	Length (m)	g/t Au

		365.0	369.0	4.0	1.53

Kimbangu	TL59840A/B	0.0	39.0	39.0	8.67
		104.0	107.0	3.0	2.30

Carriere A	CAT1	65.0	74.0	9.0	0.82

		113.5	119.0	5.5	2.62

	CAT2	36.0	51.0	16.0	2.45

	CAT3	21.4	47.0	25.6	2.81

	CAT4	38.0	50.0	12.0	2.05

*UM = unmineralized

9.3    Adit Sampling

Accessible artisanal adits at the G20 and D18 prospects were mapped and channel sampled, as summarized in Table 4. After the adits are accurately surveyed, these results will be included with trench and drilling data, and utilized for resource estimates.

Table 4:   Results of adit sampling at the G20 and D18 prospects in 2005

Prospect	Trench No.	From (m)	To (m)	Length (m)	g/t Au

G20	K1	0.0	15.0	15.0	4.59

	G20 CH1	1.0	14.0	13.0	2.2

D18	DE23	0.0	17.0	17.0	4.13

	DE31	0.0	3.0	3.0	1.03

	DE11	20.0	38.0	18.0	1.41

	DE13	8.0	16.0	8.0	0.96

	DE20	0.0	4.0	4.0	2.2

	DE33	4.0	7.0	3.0	0.89
		8.0	13.0	5.0	2.13
		15.0	19.0	4.0	0.92

G20	K7	0.0	7.0	7.0	1.38

	K9	0.0	5.0	5.0	1.9
		7.0	16.0	9.0	2.75
		19.0	22.0	3.0	27.75

D18	DE58720	0.0	8.0	8.0	1.16
		9.0	12.0	3.0	0.55

G20	K4	2.9	6.0	3.1	1.47
		10.0	15.0	5.0	2.94

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Prospect	Trench No.	From (m)	To (m)	Length (m)	g/t Au

	K17	3.0	6.0	3.0	0.81

D18	K13	0.0	4.0	4.0	1.32

	DE34	11.0	26.0	15.0	1.39
		27.0	42.0	15.0	1.51

	DE7B	2.0	7.0	5.0	6.9
		14.0	17.0	3.0	1.27

	DE5	1.0	6.6	5.6	1.19
		27.0	33.0	6.0	0.74
		34.0	37.0	3.0	1.1

	DE3	45.0	48.0	3.0	2.05
		51.0	56.0	5.0	1.4
		60.0	68.1	8.1	1.06
		70.0	73.0	3.0	1.12

	DE7A	0.0	6.0	6.0	1.06

10.0    DRILLING

Drilling commenced in January 2006, with a Long Year 38 diamond drill rig. A second rig is planned for April 2006. Drilling operations have been contracted to Geosearch International, based in Johannesburg, South Africa.

The objectives of the 2006 drilling programme are:

•	To upgrade the Inferred mineral resources estimated by SRK (see Section 16) into the Indicated category, initially by drilling at the G20 and D18 prospects.

•	To outline newly discovered mineralization to enable the calculation of additional Inferred resources (e.g. Kimbangu and Carriere A).

Drilling commenced on the G20 prospect, where a programme of 17 diamond drill holes totaling 2,550 m is planned.

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11.0    SAMPLING METHOD AND APPROACH

11.1    Soil Samples

Soil sampling lines were cut at a spacing of 80 m, with samples taken at 40 m intervals along the lines. Approximately 2 kg of soil was taken from each sample site, below the upper soil horizon containing vegetative matter. The average sample depth was 35 cm. At each site a record was made of soil colour, grain-size, slope and slope direction.

Samples were dispatched to Banro’s sample preparation laboratory in Bukavu where they were processed as described in Section 12.

11.2    Trench and Adit Samples

Trench and adit channel sampling was carried out “geologically” i.e. sample intervals were determined by geological features, and not done simply on a metre by metre basis. In homogeneous rock, the maximum sample interval was 1 metre. The minimum sample interval employed was 0.3 m. Veins, altered zones, or distinct geological units were sampled so that the contacts were a standard 2 cm within the sample boundaries. Channel samples were 10 cm wide and 10 cm deep. Samples were taken by hammer and chisel where the rock was homogeneous and soft; however, in hard formations, or where alternating bands of hard and soft material were present, a mechanical rock cutter was used to ensure representivity.

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12.0    SAMPLE PREPARATION, ANALYSIS AND SECURITY

12.1    Sample Preparation and Analysis

ALS Chemex Johannesburg is the primary laboratory and SGS Mwanza, Tanzania serves as the umpire laboratory. Both ALS Chemex and SGS are internationally (NATA) accredited and utilise conventional sample preparation, sample analysis and associated quality control protocols. Analysis for gold is by conventional fire assay using a 50 g charge with atomic adsorption spectrography (AAS) finish. Banro runs an in-house sample preparation facility in Bukavu where all samples are prepared before they are dispatched to either ALS Chemex or SGS.

The in-house sample preparation facility is a containerised laboratory specially designed by ALS Chemex but managed by Banro, with periodic laboratory audits conducted by ALS Chemex personnel and SRK consultants. The in-house sample preparation facility comprises an electric oven, a jaw crusher, two disc pulverisers and an air compressor, all assembled in ‘40 footer’ steel container.

All samples received from the field are sorted and oven dried in steel pans stacked on racks that are clearly labelled to optimise the resident drying time of material in the oven.

Using the jaw crusher, all adit, trench and drill core samples are crushed to 70% passing a 2 mm screen. The crushed sample is split using a riffle splitter to produce between 800-1,500 g of material. This is pulverised using B2000 Low Chrome Bowls with disc for 90 to 300 seconds, depending on the hardness of the sample, to 85% passing a 75 micron screen. Soil geochemical samples are oven dried and sieved to minus 2 mm before being pulverised. An average of a 150 g split of the pulp is shipped to ALS Chemex laboratory in Johannesburg for analysis.

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The crusher is thoroughly cleaned between any two samples. After every 10th sample, the crusher is cleaned (flushed) with barren granite, and the pulveriser is cleaned with similar material between each sample. The cleaning process is by the use of hand brushing and a compressed air system after each sample.

The preparation of soil samples is independently carried out to avoid possible contamination from the higher-grade trench, adit or core samples. The soil samples are oven dried at 100 °C, disaggregated and screened with a 2 mm sieve. The -2 mm portion is pulverised and a 150 g split sent for analysis. The plus 2mm portion (oversize) is discarded.

An average of 200 samples is prepared each day from the in-house facility, but it is currently being expanded to produce 500 samples per day.

The laboratory has organised a storage facility for coarse and pulp rejects, such that the samples can be easily retrieved.

The in-house sample preparation laboratory’s quality assurance procedures are based upon the requirements and procedures of ISO 9001:2000 (quality systems – management requirements). All sections of the laboratory comply with the quality assurance procedures.

12.2    Quality Control Procedures

In order to monitor the integrity of the sample preparation and analytical data, screen tests of crushed (5%) and pulverized (10%) samples, are routinely carried out to monitor the particles size distribution. It is required that 70% of the crushed material be less than 2 mm in size, and that 85% pulverised material be less than 75 microns.

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To provide a measure of accuracy, precision and confidence, a range of international reference materials and blanks are routinely but randomly inserted to each batch of samples. Blank samples are inserted during the main-stream crushing and pulverising processes, and are inserted into sample batches at a frequency of 1 in 50. Standard reference materials are inserted at a frequency of 4 in 50. The international reference materials inserted are purchased from Rocklabs Limited, New Zealand and Geostats Pty Limited, Australia.

The sample books are designed so that five (5) random numbers (i.e. five pages) per fifty (50) numbers have been removed from the books. This is done to ensure that standards and blanks can be inserted and the field geologists do not have to remember to skip numbers while conducting their daily activities.

The soil samples are shipped to the Banro sample preparation facility in Bukavu. Each shipment between the field and Bukavu has a covering dispatch form that is filled out in triplicate. Two copies are sent to Bukavu with the samples and one remains in the field at the project site. Should there be any discrepancy between the sample numbers and/or the number of samples recorded on the sample dispatch sheets and those samples physically received at the Bukavu sample preparation laboratory the problem is immediately dealt with via HF radio communications and the problem rectified. Pulp samples of approximately 150 g each are shipped in batches to either SGS in Mwanza or ALS Chemex with DHL.

13.0    DATA VERIFICATION

13.1    Assessment of Quality Control Data

Statistical assessment of the quality control data using the facilities in the Rocklabs QC package has been completed. The precision and accuracy of the assay data are within acceptable limits. The following comments are made as a result of the assessment:

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•	Assessment of the primary analytical laboratory internal duplicates shows excellent precision with a very high correlation coefficient (Figure 14), indicating that there is no significant coarse gold component in the samples and that ALS Chemex is producing assays of high quality.

•	Statistical comparison of the umpire laboratory check against the primary laboratory results indicates that there is no evidence of bias between SGS and ALS Chemex (Figure 15).

•	Assessment of the results of the blanks inserted shows that these are within acceptable limit, and that, there is no evidence of contamination due to sample preparation (Figure 16).

•	Statistical analysis of both the inserted in-house standard reference material and the analytical laboratory’s own internal reference material, indicates a low coefficient of variation with excellent precision and accuracy. In general the low coefficient of variation suggests that there is no major control problems encountered during the period.

The author therefore considers the sampling, geological mapping, sample preparation and assaying results have been adequately checked for the data to be employed in the estimation of Mineral Resources. In addition, the Cardiff office in the United Kingdom of independent geological consultants Steffen, Robertson and Kirsten (S.R.K) who undertook the resource determinations for Lugushwa in 2005 has reviewed the re-sampling and quality control procedures in 2005 and concurs with its findings.

13.2    Assessment of Project Database

The project database is stored in two separate forms; as an Access database file for the historical data and a series of Microsoft Excel spreadsheets for the current data. A program is already in place to migrate all the data into the Century Database System.

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Logging data are currently entered manually from field logs. Palm top computers have been purchased for data to be captured and downloaded directly into the Century System database.

Assay data are received from ALS Chemex and SGS in electronic format that are entered directly into the database.

14.0    ADJACENT PROPERTIES

The Kamituga Property lies 10 km from the northern boundary of the Lugushwa Property (Figure 4), and about 30 km northeast of Banro’s current area of activity at Lugushwa. The Namoya Property lies 75 km southwest of Lugushwa. Both the Lugushwa and Kamituga properties are under license to Banro Corporation.

The area immediately surrounding Lugushwa is currently unlicensed, but Banro has submitted a reconnaissance licence application for this area.

15.0    MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical test-work has yet been carried out at Lugushwa.

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16.0    MINERAL RESOURCE ESTIMATE

A mineral resource estimate for the Lugushwa Property was outlined by independent geological consultants Steffen, Robertson and Kirsten (UK) Ltd., (“SRK”) in a technical report dated February 2005 entitled “NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of the Congo” (the “SRK Report”). A copy of the SRK Report can be obtained from SEDAR at www.sedar.com. This mineral resource estimate was carried out by SRK based on the historical data for the property. The following is extracted from the SRK Report.

16.1    Approach

An interpretation and reasonable extrapolation of the structure and geology at the various Lugushwa prospects has been made in order to lend support to mineralization models and to provide first pass estimates of Mineral Resources. The models have varying degrees of confidence attached to them particularly due to the absence of third party check sampling and assaying. In addition there has been considerable mining activity on these sites. However, SRK has seen mineralization and artisanal mining activity during the field visit and has collected samples which returned high gold grades.

SRK consider that there is sufficient data to support the estimation of Inferred Mineral Resources as defined by the CIM Standards thus:

“An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered

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through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

Exploration information has been derived from the detailed trench and adit maps and logs. Where appropriate, individual drawings were assembled as mosaics and overlays in order to give the best overall impression of what structural and geological trends could be modelled with the information available.

In some cases, individual quartz veins have been modelled, notably at the Mapale prospect and included in the final resource figure. In other cases, zones have been outlined where there is a high incidence of veining and where the host rock carries good grade.

In general, the modelling has been completed on bench plans. Continuity of mineralization in vertical section has been demonstrated at the G20-21 Lugushwa and the D1 Simali deposits. In other areas, mineralization has been extrapolated beyond the levels on which mapping was undertaken.

Polygons have been created to represent veins, geological units and outlines around mineralized zones in the schist. These polygons sit on the topographic surface in the case of outcrop models, or on the respective level plans.

The trenches and adits have assays for both the host rock and for individual quartz veins where available. Each polygon has been assigned a grade by calculating two length-weighted average grades, one for the quartz veins and one for the host rock samples falling inside the polygon. These two average grades were combined in proportion to the total length of quartz vein assays and total length of host rock assays.

This estimation method can be subject to errors from misrepresentative sample lines and from data clustering. Each polygon, which contributes to the estimated resources,

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has therefore been checked to ensure that these biasing effects are not excessive. The method gives a reasonable estimate of the overall polygon grade given SRK’s current understanding of the mineralization and the reliability of the data.

Once the polygon grades had been assigned, the vertical continuation of the mineralization was estimated. In most cases, the polygons were given a thickness based on half the distance between levels. Those polygons on the lowest exploration level and those outlining mineralization seen only at surface outcrop were extended down-dip based on information available for each individual deposit. The surface or level plan area of each polygon was then multiplied by the vertical thickness to calculate a volume. A specific gravity (SG) of 2.4 t/m(3) was used in order to generate tonnage based on the specific gravity of the host schist unit, a figure derived from historic sources of similar rock types in the region.

16.2    Data Quality

All the information and assay data used by SRK comes from historical work undertaken during the last 60 years. It has been noted that the core recovery in the minimal drilling done was very poor, never achieving more than 20% total recovery. In principle, the adit sampling would have provided assay results that are more reliable, however no detailed adit sampling method statement has been seen and there appears to have been different sampling methods used in sampling the adits. More reliability will be able to be placed on the current information after verification sampling has been conducted.

The accuracy and precision of the assays has not been studied in any detail. No independent check analyses or repeat assays seem to have been undertaken during exploration sampling. The sample volumes and splitting procedures need to be reviewed and the laboratory results need to be checked and twinned where possible.

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Despite the above issues, the volume of data from trenches and adits has enabled the modelling of mineralized zones and estimation of grade to be undertaken with confidence appropriate for the estimation of Inferred Mineral Resources as defined by the CIM Standards.

16.3    Independent Samples

The resource estimation is based on assay results produced historically. SRK was able to collect a few grab samples from the site and had these independently assayed by OMAC laboratories in Ireland. The results of these samples are insufficient to enable comment on the accuracy and precision of historical methods, however, they do provide independent verification of gold mineralization; the results are given in Table 5.

Table 5: Independent Samples from Lugushwa (SRK review, 2005)

Deposit	Narrative	Rock Type	Au (ppm)

G7 Mapale	Workings 350 m west of Mapale G7 Pit	Quartzite/sandstone	Trac	e
G7 Mapale	Workings 350 m west of Mapale G7 Pit	Quartz	0.08
D9 Simali	East of Simali South of airstrip, not	Quartz+quartzite/	trac	e
	part of main deposits	sandstone
18-19 Lugushwa	Sample from artisanal adit	Quartz	0.64
18-19 Lugushwa	Sample from artisanal adit	Schist	2.42
20-21 Lugushwa	Pit - 10 cm thick quartz veinlet	Quartz	7.40
20-21 Lugushwa	Pit - proximal host to vein	Schist	3.48
G7 Mapale	Adit close to Mapale G7 Pit, vein dips	Quartz	0.05
	40(degree)to east
G7 Mapale	Adit close to Mapale G7 Pit, vein dips	Schist	0.02
	40(degree)to east

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16.4    Results

16.4.1    D18-19 & G20-21 Lugushwa

The limited geological information made a detailed geological interpretation difficult. There are two drillholes on G20-21 which demonstrate the continuation of veins and mineralized schist at depth. The D18-19 Lugushwa deposit is currently thought to be an up-faulted continuation of the G20-21 deposit. The postulated fault runs through the valley between the hills.

In order to generate Mineral Resource numbers for these hills, SRK has outlined the areas covered by the trenches. The mineralization has been assumed to extend down dip in both hills for a distance of 100 m. This is demonstrated in part by the drilling and the continuation of outcrop down the northeast hillside at the G20-21 deposit. The consistent occurrence of mineralization over the tested areas adds confidence to the continuation of mineralization to this depth.

SRK’s estimate of the Inferred Mineral Resources which have been demonstrated at the D18-19 and G20-21 Lugushwa deposits is 18.3 Mt at an average grade of 3.1 g/t Au for 1.8 million oz (Moz). The strike extent of the mineralization has not been defined by the trenches and the dip extent is largely untested the mineralization is therefore considered to be open in all directions.

16.4.2    G7 Mapale

The Mapale hill has been reasonably well explored by trenches, excavations and adits. The geology has been modelled at surface and on the adit levels. Further extrapolation of the geology beyond the adits into the areas covered by surface pits was attempted but with less confidence. There are several occurrences of gold bearing quartz veins, vein swarms and more widespread ‘stockworks’ and pervasive mineralization.

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The amphibolite and schist units in the north carry reasonable grade with a calculated average grade of 1.5 g/t Au. The amphibolite, in particular, seems to host mineralized quartz vein swarms and stockworks. The major quartz veins which are well exposed are persistent although highly faulted on a small scale.

The veins and mineralized host rocks are interpreted to comprise an Inferred Mineral Resource of some 18 Mt at an average grade of 1.4 g/t Au for 0.8 Moz. Much of the gold appears to be contained in the schists. The mineralization extents are not fully defined and the potential for increasing gold resources in the amphibolite and schists exists.

16.4.3    D1 Simali ‘Filon de Luxe’

The mineralization at Simali is dominated by the ‘Filon de Luxe’ quartz vein which has been extensively mined. This quartz vein dips to the northeast at an angle of approximately 45° and outcrops at the top of the hill. There are also zones of intense veining and strongly mineralized schist within the defined area. Several faults have been modelled which slightly offset the mineralized zones.

The mineralized zone, which includes the ‘Filon de Luxe’ vein and other quartz veins, has been outlined on surface and on each level. Where the zone does not outcrop, it is open along strike. The mineralization has been extended 50 vertical metres beyond the lowest explored level, given that the zone is demonstrated to exist for approximately 100 m along strike.

SRK’s estimate of the Inferred Mineral Resources at D1 Simali deposit is some 700,000 t at an average grade of 4.0 g/t Au for 90,000 oz. The mineralization is open along strike and at depth. The grade appears to increase with depth making the dip extensions an attractive target.

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16.5    Mineral Resource Summary

The work completed by SRK has resulted in a reasonable geological model and a fair understanding of the controls on primary mineralization at several of the Lugushwa deposits. These models are based purely on the study of available historic documentation of the Property. The Inferred Mineral Resource for the Lugushwa Property is given in Table 6.

Table 6: Lugushwa Inferred Mineral Resource Summary

Deposit	Category	Tonnage (000s)	Au (g/t)	Contained Gold (000s)

D1 Simali	Inferred	700	4.0	90

D18-19 & G20-21	Inferred	18,300	3.1	1,835
Lugushwa

G7 Mapale	Inferred	18,000	1.4	810

Total		37,000	2.3	2,735

Further, SRK considers there to be good potential to define extensions to the models and to find more deposits in the Property.

17.0    OTHER RELEVANT DATA AND INFORMATION: D. R. CONGO

In 1483, the Portuguese discovered the Congo River and established a long term trading relationship with the Kongo Kingdom and by about 1750 Europeans had become heavily involved in the slave trade, procuring slaves from most parts of Africa, including the Congo. King Leopold II of Belgium claimed possession of the Congo in 1885, which was then named the Congo Free State.

Exploitation of the mineral resources of the Congo Free State commenced, and other industries such as rubber plantations and ivory trading were also established. In

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response to growing criticism of the treatment of the African population, the Belgian parliament annexed the colony in 1908 and renamed it the Belgian Congo.

In 1960, the Congo held its first elections and became an independent republic with Patrice Lumumba as Prime Minister, Joseph Kasavubu as president and Joseph-Desire Mobutu (later Mobutu Sese Seko) as Chief of Staff. The new republic was plagued by unrest, including army mutinies and a secessionist war with the Katanga Region, in which United Nations troops intervened on behalf of the national government. By the end of 1960, Mobutu had seized power. Lumumba was murdered in early 1961 whilst under arrest. In 1965, Mobutu named himself president.

In 1971, the country’s name changed to Zaire. Foreign-owned business and industries were expropriated and nationalized, including the large copper-belt mines on the copper-belt in the Katanga (now Shaba) Region. Economic chaos resulted, and attempted invasions of the Shaba Region from Angola and Zambia were carried out by Zairian insurgents. Troops from France and Belgium were required to defeat the insurgents.

Following the end of the Cold War, Mobutu came under increasing pressure from Western countries to institute democratic and economic reforms and to cease human rights abuses. By this time, the national economy was in ruins and unpaid troops mutinied in 1990, resulting in widespread violence and looting, again requiring French and Belgian troops to restore order.

In 1996, the genocide in neighbouring Rwanda caused tension and armed conflict between Hutus and Tutsis in eastern Zaire. The alliance of the Zairian army with Hutu militias resulted in open conflict by Tutsi militia in rebellion against Mobutu. Rwanda and Uganda supported the Tutsi uprising and a coalition known as the Alliance des Forces Démocratiques pour la Liberation du Congo-Zaire (AFDL) under Laurent-Desire Kabila was formed. The AFDL had early military success, resulting in peace talks between Mobutu and Kabila. Mobutu was forced to leave the country in

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1997 and Kabila took over the government, named himself president and renamed the country the Democratic Republic of the Congo.

Banro has been involved in the four gold Properties in the Kivu and Maniema provinces of the DRC since 1996. The political unrest in 1997 led to the expropriation of Banro’s DRC Properties in 1998 and prohibited advancing the exploration work at these properties between 1998 and 2002.

By 1998, however, Kabila had lost the confidence of one of his main allies, the movement pour la libértion du Congo (MLC), who attacked from the east, again supported by Uganda and Rwanda. Meanwhile, Zimbabwe, Namibia and Angola sent troops to the DRC to support Kabila. A ceasefire was signed in 1999 between the six countries involved in the conflict, however the rebellion continued until 2001when Kabila was assassinated. Joseph Kabila succeeded his father as president and immediately set about negotiating a multilateral peace deal. As a result of his efforts and the intervention of South Africa, the Pretoria peace accord was signed in 2002.

Although political uncertainty does remain in the DRC, there has been improving political, social and economic climate as a result of the current power-sharing transitional government, fostering peace in most parts of the country. Significant milestones have been achieved by the international community to establish an electoral platform. These include the following:

•	December 2002: Peace accord signed between the government and rebel groups.

•	April 2003: Joseph Kabila is sworn in as interim head of state to preside over a transitional government for a two year period leading to democratic elections in June 2005.

•	June 2003: New Mining Code implemented with the support of the World Bank and other interested groups.

•	July 2003: DRC’s total external debt reduced by 80% to US$2 billion.

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•	December 2003: Paris Club pledge US$3.9 billion for the period 2004-2006.

•	February 2004: Setting up of a unified army integrating former political and other militia groups.

•	April 2004: Appointment of new governors by the transitional government.

•	February to November 2004: World Bank, USAID, and IMF increase aid package to support economic and social recovery.

•	November 2004: United Nations (MONUC) increases personnel to 16,700.

•	April 2005: FDLR agreed to demobilize in Eastern DRC.

•	May 2005: Adoption by parliament of the new constitution.

•	June 2005: Beginning of electoral process and registration of voters.

•	February 2006: New constitution adopted and signed.

•	Presidential and parliamentary elections fixed for April 19th 2006 with possible presidential run-off on June 2nd 2006.

As a result of the improving situation Banro is embarking on an exploration programme in 2006 budgeted at approximately US$20 million with respect to its Twangiza, Lugushwa, Namoya and Kamituga Properties in the DRC.

Mining activities undertaken by Gecamines (the Copperbelt) and OKIMO (gold mining operations) have suffered from a lack of capital investment, particularly after the security situation deteriorated in 1990, such that the current total metal production capacity utilization is estimated as less than 10% of previous levels. It is estimated that Gecamines produced approximately 500Kpta of copper during the mid 1980‘s. Copper production in 1996 was approximately 30Kt, and this level of production has probably been maintained or exceeded slightly in recent years.

Gecamines and OKIMO have been actively attempting to improve rapidly declining copper, cobalt and gold production by promoting several ailing mines and associated ore treatment facilities to foreign investors, generally by offering joint venture terms.

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International mining companies that have acquired mining interests in the copper belt include Phelps Dodge (Tenke Fungurume), First Quantum (Lonshi, Likasi tailings), Anvil Mining (Dikulushi), the Forrest Group (Kolwezi area), International Panorama Resources (Kambove and Kakanda tailings) and American Mineral Fields (Kolwezi tailings).

Anglogold Ashanti, Goldfields and Moto Goldmines are other foreign companies actively undertaking exploration for gold in the DRC.

18.0    INTERPRETATION AND CONCLUSIONS

The historical data for the Lugushwa Property indicates good potential for adding significant resources to the already defined gold resource, associated with Proterozoic metasediments of the Kibaran Metallogenic Province (KMP). The gold mineralization is interpreted to be related to the same suite of intrusions responsible for the widespread Sn and W mineralization in the KMP. This class of gold deposit has been recognised in many parts of the world, and is known to have the potential for hosting world-class resources.

The Lugushwa mineralization occurs in two main styles:

(1)	Quartz vein zones, usually with two or more orientations of auriferous, cross-cutting vein sets, and with disseminated, sulphide-associated gold mineralization in the host rock.

(2)	Discrete auriferous veins, with little or no wall rock mineralization.

Type 1 is most likely to produce resources capable of being economically exploited by open-pitting, and is Banro’s main exploration focus. However, discrete veins which display sufficient continuity and grade, will also be assessed as possible underground mining targets.

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The mineralization controls are interpreted to be:

•	Lithological, with less competent and more chemically reactive metapelite units interbedded with quartzites and siltstones,
•	Folding, which has probably caused bedding plane slip and bedding-parallel dilation, particularly in the axial zones of the folds, and
•	Shearing, with at least two important shear directions recognised (NNE-SSW and E-W).

Mineralization appears to be most intense where shears intersect, due to a higher density of host structures for quartz vein emplacement, and more intense fluid-wall rock interaction (and disseminated style mineralization). This setting is more conducive for the formation of bulk-mineable deposits. Outside these “intersection zones” the mineralizing fluids will tend to form more isolated and discrete veins, with less opportunity for wall-rock interaction and disseminated mineralization.

Based on the historical data, SRK estimated an Inferred Mineral Resource for Lugushwa (using a 1.0 g/t Au cut-off grade) of 37 million tonnes at an average grade of 2.3 g/t Au for 2.735 million ounces of gold.

Banro commenced exploration in January 2005, with the objectives of:

•	Elevating the Inferred Resources to the Indicated category,
•	Testing for extensions to the known mineralization, and
•	Locating and assessing new mineralized zones.

To date, soil geochemistry and trenching have indicated significant extensions to two of the known deposits (G20-21 Lugushwa and D18-19 Lugushwa), and have located a new mineralized zone at Kibangu. Drilling commenced in January 2006 with one diamond drilling rig, and the programme will be accelerated with the addition of a second rig planned for April 2006.

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The current programme is being conducted within an 18 km(2) area, representing only 3% of the Lugushwa Property, and it is concluded that the property has excellent potential for the discovery of additional mineralization. Historical exploration (alluvial sampling) delineated streams outside the current area of activity with highly anomalous gold contents. In addition, artisanal activity, not yet investigated by Banro, is also known to occur within the Property.

The field exploration work undertaken from January 2005 to date is compliant with NI 43-101. The Mineral Resource Estimate for Lugushwa conforms to the reporting standards of NI 43-101.

19.0    RECOMMENDATIONS

It is recommended that the exploration programme at Lugushwa during 2006 should focus on the following:

•	Diamond drilling to upgrade Inferred Resources to the Indicated category.

•	Completion of a scoping study to provide preliminary indications of the economic viability of the Indicated Resources.

•	Completion of sufficient drilling to enable the estimation of Inferred Resources in the new zones of mineralization, recently identified through soil geochemistry and trenching.

•	Commencement of regional exploration elsewhere in the Lugushwa Property, through the use of remote sensing, stream sediment sampling and soil geochemistry.

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20.0    BUDGET

The budget for the Lugushwa project for 2006 is US$5,048,745 (Table 7). A total of US$2,692,000 has been assigned to drilling which accounts for approximately 53% of the total budget (Table 7).

Table 7: Lugushwa Project Budget — 2006

LUGUSHWA BUDGET - 2006	USD

FIELD CAMPS/HOUSES	116,400
REMOTE SENSING	4,000
SURVEYING	2,400
GEOCHEMISTRY	396,600
GEOLOGY	204,000
DRILLING	2,692,000
FEASIBILITY STUDIES	90,000
PROFESSIONAL FEES	1,200
BUSINESS PROMOTION	63,000
TRAVEL & SUBSISTENCE	369,600
OFFICE EXPENSES	5,400
COMMUNICATION	15,600
L0CAL SALARIES	131,650
EXPATRIATE SALARIES	130,404
RECRUITMENT & TRAINING	13,000
VEHICLES	38,400
SECURITY	259,200

TOTAL OPERATING EXPENDITURE	4,532,854

BUKAVU/KINSHASA ADMIN. SUPPORT	515,891

TOTAL BUDGET	5,048,745

The actual expenditures incurred at Lugushwa during 2006 will be dependent on the exploration results achieved during 2006.

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21.0    REFERENCES

Baker, T., 2005. Recent Developments in Intrusion-Related Gold Research and Implications for Exploration. Geological Survey of Northern Ireland, Annual Winter Conference, 4th-6th January 2005.

CME & Company. May 1998. Report on Data Compilation, Namoya Property, D. R. Congo. Prepared for Banro Resource Corporation.

CME & Company. 1997. Technical Evaluation of the Operations and Holdings of Sakima S.A.R.L., Zaire, Central Africa. Prepared for Banro Resource Corporation.

Kazmitcheff, A. 1959. Geological Notes on the Gold Deposit of Namoya. Internal company report for Sominki.

Pohl, W. 1994. Metallogeny of the northeastern Kibara belt, Central Africa - Recent perspectives. Ore Geology Reviews, 9, pp105-130. Elsevier.

SRK, 1999. Lugushwa Mineral Property, South Kivu Province, Democratic Republic of Congo: Report on Data Compilation and Geological Interpretation of the Historical Data. Prepared for Banro Corporation.

SRK. Feb. 2005. NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Propertys, Democratic Republic of Congo. Prepared for Banro Corporation.

Thompson, J.F.H., Sillitoe, R.H., Baker, T., Lang J.R. and Mortensen, J.K. 1999. Intrusion-related gold deposits associated with tin-tungsten provinces. Mineralium Deposita, 34, pp323-334.

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22.0    ACKNOWLEDGEMENTS

This report is the combined work of the Lugushwa Mining SARL project team as listed below:

Michael B. Skead	Vice President, Exploration (MAusIMM)
Dan Bansah	Mineral Resource Manager (MAusIMM)
Howard Fall	Chief Geologist
Peter Kersi	Senior Resource Geologist (MAusIMM)
Gerald Chuwa	Senior Project Geologist
Paul Mbuya	Project Geologist
Charles Mguto	Project Geologist
10 Congolese Geologists
Mike Trenor	Senior Surveyor

Lugushwa Mining SARL acknowledges the guidance and audits carried out by Martin Pittuck, SRK, for his personal experience on the data compilation of the project between 1998 –2005. The synopsis of the historical data for the Lugushwa Property, and the section describing the mineral resource estimate, are extracted from SRK’s reports.

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23.0    DATE AND SIGNATURE PAGE

This report has been prepared by Michael B. Skead, P. Geo., who is the Vice President, Exploration of Banro and a “qualified person” as such term is defined in NI 43-101.

Signed this 30th day of March, 2006.

(signed)   “Michael B. Skead”
__________________________
Michael B. Skead, P. Geo.

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24.0    CERTIFICATE OF QUALIFIED PERSON

I, Michael B. Skead, P. Geo., do hereby certify that:

1.	I am the Vice President, Exploration of Banro Corporation (“Banro”). I reside at 20 Roslyn Road, Rondebosch, Cape Town, Republic of South Africa.

2.	I am a graduate of University of Cape Town, Republic of South Africa with a B.Sc Honours degree in Geology (1987). I also have an MSc Degree form the Rhodes University, Republic of South Africa, in Mineral Exploration (1994). I have practiced my profession since 1988.

3.	I am a member in good standing of the Australasian Institute of Mining and Metallurgy (Membership Number 2024032), and a member in good standing of the South African Council for Natural Scientific Professions (Membership Number 400311/05).

4.	I have experience with precious metal deposits. This includes the following:

•	Exploration for platinum group elements in the Bushveld Complex, Republic of South Africa.
•	Exploration for gold in Nevada and California – USA, Mexico, Irian Jaya – Indonesia, Barberton – Republic of South Africa and Tanzania.
•	Was instrumental in the discoveries of the Kukuluma and Matandani gold deposits in the Geita District – Tanzania, that ultimately lead to the Geita District becoming the largest gold producing district in East Africa.

5.	I am a “qualified person” for the purposes of National Instrument 43-101 (“NI 43-101”). I supervised the preparation of the technical report dated March 30, 2006

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entitled “NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo” (the “Report”).

6.	I have worked on Banro’s Lugushwa project as an employee of Banro since January 2005 to the date of this certificate and I have reviewed geological, mineralogical and metallurgical reports in Banro’s library. I have personally visited the property on several occasions with the last visit on the 24th day of November, 2005

7.	I am not independent of Banro as described in section 1.4 of NI 43-101 by virtue of being Vice President, Exploration of Banro.

8.	I have read NI 43-101 and the Report has been prepared in compliance with NI 43-101.

9.	As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

DATED this 30th day of March, 2006.

(signed)    “Michael B. Skead”
______________________
Michael B. Skead, P. Geo.
Vice President, Exploration of Banro Corporation

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Figure 14:   ALS Chemex Internal Duplicate Split Results

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Figure 15a:   Scatter Plot - SGS Vs. ALS hemex (Au>0.10 g/t)

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Figure 15b:   Scatter Plot - SGS Vs. ALS (Au<0.10 g/t)

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Figure 16:   Performance Chart of Blank Samples